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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13E-3

                             Amendment No. 3 (Final Amendment)

                       Rule 13e-3 Transaction Statement
                       (Pursuant to Section 13(e) of the
                       Securities Exchange Act of 1934)

                            WILMAR INDUSTRIES, INC.
                            -----------------------
                             (Name of the Issuer)

                            Wilmar Industries, Inc.
                             WM Acquisition, Inc.
                           Parthenon Investors, L.P.
                     Parthenon Investment Advisors, L.L.C.
                     Parthenon Investment Partners, L.L.C.
                              John C. Rutherford
                               Ernest K. Jacquet
                                 William Green
                               Michael J. Grebe
                 ---------------------------------------------
                      (Name of Persons Filing Statement)

                          Common Stock, no par value
                          --------------------------
                        (Title of Class of Securities)

                                   971426101
                                   ---------
                     (CUSIP Number of Class of Securities)

                             James M. Dubin, Esq.
                   Paul, Weiss, Rifkind, Wharton & Garrison
                          1285 Avenue of the Americas
                         New York, New York 10019-6064
                                (212) 373-3000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                    on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ] A tender offer.

d.   [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]
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Calculation of filing fee:

================================================================================
Transaction Valuation*                  Amount of Filing Fee
--------------------------------------------------------------------------------
$230,041,702                            $46,008
================================================================================

* For purposes of calculating the filing fee only. This amount assumes the purchase of 12,407,826 outstanding shares of Common Stock, no par value, of Wilmar Industries, Inc. ("Common Stock"), less 164,384 shares held by a member of Wilmar Industries, Inc.'s management, at $18.25 cash per share and the product of 1,107,538 shares subject to options, 921,632 of which are being cashed out, at $18.25 per share less the $11.09 per share weighted average exercise price of the option shares being cashed out. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, equals 1/50 of one percentum of the value of the securities to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $46,008

Form or Registration No.: Schedule 14A

Filing Party: Wilmar Industries, Inc.

Date Filed: February 4, 2000


THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

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                                 Introduction
                                 ------------


          This Amendment No. 3 (the "Final Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 amends and supplements the original Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "STATEMENT") filed on February 7, 2000, relating to the Agreement and Plan of Merger and Recapitalization dated as of December 22, 1999 (as amended, the "MERGER AGREEMENT") between Wilmar Industries, Inc., a New Jersey corporation ("WILMAR," the "ISSUER" or the "COMPANY") and WM Acquisition, Inc., a New Jersey corporation ("MERGERCO"). A copy of the Merger Agreement was attached as Appendix A to the Definitive Proxy Statement filed by the Company (the "PROXY STATEMENT"). This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction which is the subject of the Statement.


                                       3
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          The information in the Definitive Proxy Statement relating to the
Merger filed by the Company with the Securities and Exchange Commission (the "COMMISSION"), including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item of this Statement are qualified in their entirety by the provisions of the Definitive Proxy Statement.
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Item 15.  Additional Information.
-------   ----------------------


   Item 7(d) is hereby amended and supplemented as follows:

   At the Special Meeting of the shareholders of Wilmar held on May 15, 2000, the Merger Agreement was approved by the affirmative vote of a majority of the votes cast by the holders of shares of common stock, no par value of Wilmar (the "Common Stock") entitled to vote at the Special Meeting. A Certificate of Merger was filed with respect to the Merger with the Department of Treasury of the State of New Jersey on May 16, 2000. At the Effective Time of the Merger (May 16, 2000), (a) each outstanding share of Common Stock of the Company was converted into the right to receive $18.25 in cash (except that any shares held by MergerCo or held in the Company's treasury were canceled); (b) each outstanding share of Class C Preferred Stock, par value $.10 per share (the "CLASS C PREFERRED STOCK"), of the Company was converted into (i) .5486558 shares of Common Stock and (ii) 1.7701344 shares of Cumulative Senior Preferred Stock, par value $.01 per share (the "SENIOR PREFERRED STOCK"), of the Company;
(c) each outstanding share of common stock, no par value, of MergerCo ("MERGERCO COMMON STOCK") was converted into one share of Common Stock; and (d) each outstanding share of preferred stock, par value $0.01 per share (the "MERGERCO PREFERRED STOCK"), of MergerCo was converted into one share of Senior Preferred Stock.

     A Form 15 has been filed with the Commission in order to deregister the Common Stock. A press release relating to the foregoing is attached hereto as Exhibit (a)(5) and is incorporated herein by reference.


     Item 10(a) is hereby amended and supplemented as follows:


     Upon consummation of the Merger, the Company entered into a Revolving Credit and Term Loan Agreement among itself, the lenders named therein, Fleet National Bank, as administrative agent, and FleetBoston Robertson Stephens Inc., as arranger, providing for a senior secured credit facility substantially similar to that described in the Definitive Proxy Statement. Upon consummation of the Merger, the Company made borrowings of approximately $129 million under this senior secured credit facility, consisting of a $50 million Term Loan A, a $50 million Term Loan B and approximately $29 million under its Revolver.

     Upon consummation of the Merger, the Company entered into a Subordinated Note and Warrant Purchase Agreement, among itself, certain subsidiaries of the Company, Fleet Corporation Finance, Inc. and Allied Capital Corporation, and a Warrant Agreement, among itself, Fleet Corporation Finance, Inc. and Allied Capital Corporation, and issued thereunder $40 million of senior subordinated notes and warrants, substantially similar to those described in the Definitive Proxy Statement.

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Item 16.  Exhibits.
-------   --------

     Item 16 is hereby amended and supplemented by the addition of the following exhibits thereto:


(a)(5) Press Release of Wilmar dated May 16, 2000.


(b)(1) Revolving Credit and Term Loan Agreement among Wilmar, the lenders named therein, Fleet National Bank, as administrative agent, and FleetBoston Robertson Stephens Inc. as arranger, dated as of May 16, 2000.


   (2) Subordinated Note and Warrant Purchase Agreement, dated as of May 16, 2000, among Wilmar, certain subsidiaries of Wilmar, Fleet Corporation Finance, Inc. and Allied Capital Corporation.


   (3) Warrant Agreement, dated as of May 16, 2000, among Wilmar, Fleet Corporation Finance, Inc. and Allied Capital Corporation.


                                       6
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          After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                              WILMAR INDUSTRIES, INC.


                              By: /s/ William Green
                                 ---------------------------
                                    Name:  William Green
                                    Title: Chairman and Chief Executive Officer


                              WM ACQUISITION, INC.


                              By: /s/ Drew Sawyer
                                 ---------------------------
                                    Name:  Drew Sawyer
                                    Title: Vice President


                              PARTHENON INVESTORS, L.P.


                              By:  PARTHENON INVESTMENT ADVISORS L.L.C.
                                      its general partner

                              By:  PARTHENON INVESTMENT PARTNERS L.L.C.
                                      its Managing Member

                              By: /s/ Ernest K. Jacquet
                                 ---------------------------
                                 Name:  Ernest K. Jacquet
                                 Title: Managing Member



                              PARTHENON INVESTMENT ADVISORS, L.L.C.

                              By:  PARTHENON INVESTMENT PARTNERS L.L.C.
                                      its Managing Member

                              By: /s/ Ernest K. Jacquet
                                 ---------------------------
                                 Name:  Ernest K. Jacquet
                                 Title: Managing Member


                              PARTHENON INVESTMENT PARTNERS, L.L.C.

                              By: /s/ Ernest K. Jacquet
                                 ---------------------------
                                 Name:  Ernest K. Jacquet
                                 Title: Managing Member


                                /s/ John C. Rutherford
                              ------------------------------
                              John C. Rutherford

                                /s/ Ernest K. Jacquet
                              ------------------------------
                              Ernest K. Jacquet

                                /s/ William Green
                              ------------------------------
                              William Green

                                /s/ Michael J. Grebe
                              ------------------------------
                              Michael J. Grebe

Date: May 24, 2000

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